SD 3/6/02

SECURITIE 02018498 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52104

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGvisory, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Canal Street
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Greatrex 203-348-8887
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Knight & Company, CPAs
(Name — *if individual, state last, first, middle name*)

116 Sherman St. (Address) Fairfield (City) Conn. (State) 06430 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Knight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGvisory LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Partner

Title

Notary Public

JOHN M. ROLLERI
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGvisory, LLC
Reconciliation of Net Capital from Quarterly Focus
to Annual Audited Financial Statements
For the Year Ended December 31, 2001

Net Capital as reported on 4th Quarter Focus		$51,626
Adjustments from 4th Quarter Focus to Annual Audit		
Revision to market value of nonmarketable securitie:	2,929	
Depreciation adjustment	636	
Additional accrual for audit fee		
Revision to pension plan accrual	(826)	
Total adjustments		2,739
Revised Net Capital as reported in the Annual Audit		$48,887

AGVISORY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

MJK
&
COMPANY
CPAs

MICHAEL J. KNIGHT & COMPANY
Certified Public Accountants

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

Benedetto Maini, CPA

REPORT OF INDEPENDENT AUDITOR

To the Member of
AGvisory, LLC

We have audited the accompanying balance sheets of AGvisory, LLC as of December 31, 2001 and 2000 and the related statements of income and changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the AGvisory, LLC as of December 31, 2001 and 2000, and the results of operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
January 29, 2002

116 SHERMAN STREET, P.O. BOX 139, FAIRFIELD, CONNECTICUT 06430
TEL.: (203) 259-CPAS (2727) FAX: (203) 256-CPAS (2727) TOLL FREE: 1-888-MJKCPAS (655-2727)
web: http://www.mjkcpa.com

AGvisory, LLC
Balance Sheet
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash and equivalents	$ 24,180	$ 15,246
Accounts receivable	10,000	13,555
Prepaid assets	6,609	6,745
Total current assets	40,789	35,546
Property and equipment:		
EDP equipment and software	7,692	6,703
Furniture and fixtures	2,679	1,164
Less: accumulated depreciation	(7,538)	(3,823)
Net property and equipment	2,833	4,044
Other assets:		
Investment in non-marketable securities	18,071	24,000
Other assets	1,300	-
Total other assets	19,371	24,000
Total assets	$ 62,993	$ 63,590

See report of independent auditor and notes to financial statements.

AGvisory, LLC
Balance Sheet
December 31, 2001 and 2000

LIABILITIES AND MEMBER'S EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$ 700	$ 989
Accrued liabilities	9,407	3,500
Deferred compensation payable	3,999	3,825
Total current liabilities	14,106	8,314
Member's equity	48,887	55,276
Total liabilities and member's equity	$ 62,993	$ 63,590

See report of independent auditor and notes to financial statements.

AGvisory, LLC
Statement of Income and Changes in Member's Equity
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Fee revenue	$ 73,186	$ 79,750
Expenses:		
Annual memberships	1,560	1,500
Conferences and seminars	6,600	6,719
Deferred compensation	3,999	4,825
Depreciation	3,921	2,923
Dues and subscriptions	578	368
Internet access	790	-
Licenses and permits	1,352	3,522
Miscellaneous	112	65
Office supplies	813	1,287
Outside services	-	4,027
Postage	364	205
Professional fees	15,639	3,500
Promotion and sales	48	100
Rent	5,850	-
Telephone	2,556	1,931
Travel and entertainment	3,933	7,611
Total expenses	48,115	38,583
Net operating income	25,071	41,167
Other income (expense)		
Interest income	40	-
Unrealized loss on non-marketable securities	(7,500)	-
Net income	17,611	41,167
Beginning member's equity	55,276	58,127
Member contributions to capital	12,000	6,982
Member distributions	(36,000)	(51,000)
Ending member's equity	$ 48,887	$ 55,276

See report of independent auditor and notes to financial statements.

AGvisory, LLC
Statement of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows used for operating activities:		
Net income (loss)	$17,611	$41,167
Adjustments to reconcile change in net income to cash used for operating activities:		
Depreciation	3,921	2,923
(Increase) decrease in accounts receivable	3,555	1,490
(Increase) decrease in prepaid assets	136	5,772
(Increase) decrease in other assets	(1,300)	
Increase (decrease) in accounts payable	(289)	441
Increase (decrease) in accrued liabilities	5,907	3,500
Increase (decrease) in deferred compensation payable	174	3,002
Loss on non-marketable securities	7,500	
Total adjustments	19,604	17,128
Net cash provided from operating activities	37,215	58,295
Cash flows from investing activities:		
Acquisition of property and equipment	(2,710)	(4,982)
Investment in non-marketable securities	(1,571)	(8,500)
Net cash used by investing activities	(4,281)	(13,482)
Cash flows from financing activities:		
Member contributions to capital	12,000	6,982
Member distributions of capital	(36,000)	(51,000)
Net cash used by financing activities	(24,000)	(44,018)
Net increase in cash and cash equivalents	8,934	795
Beginning cash and cash equivalents	15,246	14,451
Ending cash and cash equivalents	$24,180	$15,246

See report of independent auditor and notes to financial statements.

AGvisory, LLC
Notes to Financial Statements
December 31, 2001
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND BACKGROUND

AGvisory, LLC (the Company) is a Connecticut limited-liability company formed in 1998. The Company is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company's operating agreement dictates that the limited liability company will cease operations by December 31, 2048.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with generally accepted accounting principles in the United States of America and is required by the SEC and NASD. The cash basis of reporting is used for reporting income taxes.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments purchased with a maturity of nine months or less to be cash equivalents. At December 31, 2001, the Company had no cash equivalents.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Allowance for doubtful accounts – Management believes that all accounts receivable is fully collectible at December 31, 2001.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from 1 to 3 years.

Investments in non-marketable securities – The Company periodically receives compensation in the form of non-marketable securities. These securities are recorded at cost because there is no readily ascertainable market value. If a recent private sale of the security occurs, the Company adjusts the valuation to the lower of cost or market.

Income taxes – The Company is a limited liability company treated as a sole proprietor. Accordingly, in lieu of Federal and state income taxes, the member is taxed on all of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

NOTE 3 – DEFERRED COMPENSATION PLAN

On December 15, 2000 the Company adopted a defined benefit pension plan for the owner of the Company. There are no employees of the Company. Accordingly, Financial Accounting Standard 106, Accounting for Deferred Compensation Arrangements (SFAS 106) is used as guidance in recording the cost of this plan. SFAS 106 mandates that deferred compensation contracts shall be accounted for individually on an accrual basis in accordance with the terms of the underlying contract. The Company's plan will provide a future benefit of 2% of average annual average compensation for each year of credited service up to eleven years as a retirement benefit for the owner. At December 31, 2001, the financial statements include an amount estimated to cover those future costs.

NOTE 4 – OPERATING LEASE

The Company executed a one-year lease arrangement in March 2001. The lease term is one year. The monthly lease cost is $650. The aggregate rent expense for the year ended December 31, 2001 was $5,850. The Company has extended the lease to September 30, 2002.

NOTE 5 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. As of December 31, 2001, there is one account receivable that represents 100% of the total accounts receivables.

The Company operates primarily in the agriculture and the life science industries.

NOTE 6 – RULE 15c3-3

As a limited broker/dealer as described in Note 1, the Company is subject to the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 7 – NET CAPITAL REQUIREMENTS

Upon formation of the broker/dealer as described in Note 1, the Company will be subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,074, which exceeded the minimum by $5,074. The Company's net capital ratio was 1.40 to 1.

AGvisory, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2001
Schedule I

Net capital	
Total member's equity	$48,887
Deduct member's equity not allowable for net capital	0
Total member's equity qualified for net capital	48,887
Deductions/other charges:	
Accounts receivable	10,000
Prepaid assets	6,609
Net property and equipment	2,833
Other assets	19,371
Total deductions/other charges	38,813
Net capital	$10,074
Aggregate indebtedness	
Accrued accounts payable	$700
Accrued liabilities	9,407
Deferred compensation payable	3,999
Total aggregate indebtedness	$14,106
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$5,074
Ratio: Aggregate indebtedness to net capital	1.40

See report or independent auditor and notes to financial statements.